

Mail Stop 3561

October 4, 2016

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re: Signet Jewelers Limited**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 24, 2016**
> **File No. 1-32349**

Dear Ms. Santana:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies, page 75

1.   Please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would look like.

Accounts Receivable, page 77

2.   We note your use of a form of recency-aging of accounts receivable for measuring delinquency and establishing loss allowances for your in-house credit receivable portfolio.   Please tell us your consideration of discussing the impact on bad debt expense and the allowance for uncollectible accounts of basing your allowance on the age of accounts receivable on a recency as opposed to contractual basis. For example, tell us your consideration of disclosing the aging of accounts receivable on a contractual basis as compared to the aging of accounts receivable based on your recency-aging methodology as of each balance sheet date; i.e., the dollar amount of accounts that is contractually delinquent but still considered current or performing, based on your recency-aging methodology.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

9. Other operating income, net, page 103

3.   Please tell us how you have complied with the guidance in SAB Topic 8:B. In this regard, we note the example disclosures in the SAB topic include disclosure of the costs of administering the customer finance operations and the resulting net income or cost of the consumer credit operations. Your disclosure here and in the forepart of the document on page 20 regarding the impact on earnings of your in-house customer finance programs does not appear to include the costs of administering the credit portfolio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michele L. Santana
Signet Jewelers Limited
October 4, 2016
Page 3

       You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products